FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of June 30, 2009 together with Independent Auditors’ Limited Review Report

FINANCIAL STATEMENTS AS OF JUNE 30, 2009 TOGETHER WITH INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2009	12-31-2008
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	997,016	1,066,387
Due from banks and correspondents	4,918,584	3,169,354

Argentine Central Bank (BCRA)	4,875,017	3,126,155
Other local	4,022	1,374
Foreign	39,545	41,825

	5,915,600	4,235,741

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	387,023	1,461
Government Securities for repurchase agreements with the BCRA (Exhibit A)	--,--	334,688
Holdings available for sale (Exhibit A)	403,514	577,502
Unlisted Government Securities (Exhibit A)	2,039,914	1,004,827
Instruments issued by the BCRA (Exhibit A)	2,214,437	2,442,271
Investments in listed private securities (Exhibit A)	212	176
Less: Allowances (Exhibit J)	964,583	752,627

	4,080,517	3,608,298

C. LOANS:
To government sector (Exhibits B, C and D)	314,138	1,365,546
To financial sector (Exhibits B, C and D)	794,328	852,949

Interfinancial – (Calls granted)	7,000	22,550
Other financing to local financial institutions	687,502	747,235
Interest and listed-price differences accrued and pending collection	99,826	83,164
To non financial private sector and residents abroad (Exhibits B, C and D)	9,445,610	9,122,511

Overdraft	1,926,166	1,413,526
Discounted instruments	890,872	1,241,508
Real estate mortgage	901,569	946,804
Collateral Loans	108,507	103,268
Consumer	1,786,021	1,855,743
Credit cards	1,214,953	1,239,588
Other (Note 5 a.)	2,484,398	2,206,341
Interest and listed-price differences accrued and pending collection	148,408	140,037
Less: Interest documented together with main obligation	15,284	24,304
Less: Difference arising from purchase of portfolio	--,--	102
Less: Allowances (Exhibit J)	222,670	190,655

	10,331,406	11,150,249

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	889,591	876,987
Amounts receivable for spot and forward sales to be settled	931,565	1,274,295
Instruments to be received for spot and forward purchases to be settled	159,169	7,221
Premiums for options bought	--,--	2,513
Unlisted corporate bonds (Exhibits B, C and D)	69,461	63,324
Non-deliverable forward transactions balances to be settled	52,899	27,230
Other receivables not covered by debtor classification regulations	36,168	34,301
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	65,964	62,807
Interest accrued and pending collection not covered by debtor classification regulations	42,345	36,958
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	46	2
Less: Allowances (Exhibit J)	8,421	2,521

	2,238,787	2,383,117

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	298,688	370,342
Less: Allowances (Exhibit J)	4,112	4,381

	294,576	365,961

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	88,438	72,775
Other (Note 5.b.) (Exhibit E)	453,576	423,874
Less: Allowances (Exhibit J)	4	3

	542,010	496,646

G. OTHER RECEIVABLES:
Other (Note 5.c.)	595,635	394,305
Tax on minimum presumed income – Tax Credit	234,931	188,324
Less: Allowances (Exhibit J)	439,084	218,154

	391,482	364,475

H. PREMISES AND EQUIPMENT (Exhibit F):	439,975	413,472

I. OTHER ASSETS (Exhibit F):	28,560	26,939

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	50,691	48,059

	50,691	48,059

K. SUSPENSE ITEMS:	4,486	4,230

TOTAL ASSETS:	24,318,090	23,097,187

(Contd.)

BALANCE SHEETS AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2009	12-31-2008
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	2,548,488	1,685,730
Financial sector	189,335	198,179
Non financial private sector and residents abroad	16,000,660	15,397,724

Checking accounts	3,251,374	3,320,981
Savings deposits	5,189,350	4,681,458
Time deposits	6,991,614	6,963,081
Investments accounts	5,331	9,740
Other	506,984	343,451
Interest and listed-price differences accrued payable	56,007	79,013

	18,738,483	17,281,633

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	2,544	2,982

Other	2,544	2,982

Banks and International Institutions (Exhibit I)	50,919	331,311
Amounts payable for spot and forward purchases to be settled	133,681	13
Instruments to be delivered for spot and forward sales to be settled	1,463,603	1,604,412
Premiums for options written	--,--	1,927
Financing received from Argentine financial institutions (Exhibit I)	18,442	--,--

Interfinancial – (Calls received)	3,260	--,--
Other financing from local financial institutions	15,181	--,--
Interest accrued payable	1	--,--
Non-deliverable forward transactions balances to be settled	13,536	69,301
Other (note 5.d.) (Exhibit I)	953,177	1,053,374
Interest and listed-price differences accrued payable (Exhibit I)	1,506	6,561

	2,637,408	3,069,881

N. OTHER LIABILITIES:

Dividends payable	35,000	--,--
Other (note 5.e.)	368,384	364,418

	403,384	364,418

O. ALLOWANCES (Exhibit J):	282,870	236,730

P. SUSPENSE ITEMS:	10,462	68,501

TOTAL LIABILITIES:	22,072,607	21,021,163

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	2,245,483	2,076,024

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	24,318,090	23,097,187

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2009	12-31-2008
DEBIT ACCOUNTS

Contingent
- Credit lines obtained (unused balances)	--,--	52,729
- Guarantees received	2,605,509	3,687,336
- Contra contingent debit accounts	527,504	697,202

	3,133,013	4,437,267

Control
- Receivables classified as irrecoverable	295,979	267,883
- Other (note 5.f.)	30,272,067	25,937,712
- Contra control debit accounts	480,777	473,701

	31,048,823	26,679,296

Derivatives (Exhibit O)
- “Notional” amount of put options bought	--,--	5,850
- “Notional” amount of non-deliverable forward transactions	2,506,282	1,446,615
- Interest rate SWAP	85,000	155,650
- Others	--,--	50,000
- Contra derivatives debit accounts	2,500,283	1,485,779

	5,091,565	3,143,894

For trustee activities
- Funds in trust	2,787	3,200

	2,787	3,200

TOTAL	39,276,188	34,263,657

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	58,536	74,294
- Guarantees provided to the BCRA	83,227	51,698
- Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	200,454	175,508
- Other guarantees given non covered by debtor classification regulations	69,666	141,835
- Other covered by debtor classification regulations (Exhibits B, C and D)	115,621	253,867
- Contra contingent credit accounts	2,605,509	3,740,065

	3,133,013	4,437,267

Control
- Items to be credited	424,162	425,136
- Other	56,615	48,565
- Contra control credit accounts	30,568,046	26,205,595

	31,048,823	26,679,296

Derivatives (Exhibit O)
- “Notional” amount of put options written	--,--	5,265
- “Notional” amount of non-deliverable forward transactions	2,500,283	1,480,514
- Contra derivatives credit accounts	2,591,282	1,658,115

	5,091,565	3,143,894

For trustee activities
- Contra credit accounts for trustee activities	2,787	3,200

	2,787	3,200

TOTAL	39,276,188	34,263,657

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2009	06-30-2008
A. FINANCIAL INCOME

Interest on cash and due from banks	20	8,084
Interest on loans to the financial sector	71,623	47,782
Interest on overdraft	178,236	107,412
Interest on discounted instruments	82,297	75,599
Interest on real estate mortgage	62,575	47,441
Interest on collateral loans	10,488	3,000
Interest on credit card loans	90,980	45,267
Interest on other loans	287,164	227,237
Interest on other receivables from financial transactions	763	11,379
Income from secured loans - Decree 1387/01	11,455	40,152
Net income from government and private securities	96,282	--,--
Indexation by benchmark stabilization coefficient (CER)	10,557	127,004
Gold and foreign currency exchange difference	91,433	80,021
Other	234,877	75,268

	1,228,750	895,646

B. FINANCIAL EXPENSE

Interest on checking accounts	12,219	11,815
Interest on savings deposits	4,839	4,234
Interest on time deposits	403,322	297,490
Interest on interfinancial financing (calls received)	--,--	469
Interest on other financing of financial institutions	172	276
Interest on other liabilities from financial transactions	6,683	16,522
Other interest	1,757	3,223
Net income from government and private securities	--.--	46,712
Net income from options	2	--,--
Indexation by CER	247	6,408
Contribution to the deposit guarantee fund	15,442	13,285
Other	94,775	29,741

	539,458	430,175

GROSS INTERMEDIATION MARGIN – GAIN	689,292	465,471

C. ALLOWANCES FOR LOAN LOSSES	77,687	40,579

D. SERVICE CHARGE INCOME

Related to lending transactions	141,081	93,862
Related to liability transactions	245,154	192,221
Other commissions	32,510	26,971
Other (note 5.g.)	118,316	98,530

	537,061	411,584

E. SERVICE CHARGE EXPENSE

Commissions	89,124	68,883
Other (note 5.h.)	43,028	24,825

	132,152	93,708

(Contd.)

STATEMENTS OF INCOME FOR THE SIX MONTHS PERIODS

ENDED JUNE 30, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2009	06-30-2008
F. ADMINISTRATIVE EXPENSES

Payroll expenses	452,801	314,563
Fees to Bank Directors and Statutory Auditors	197	202
Other professional fees	13,885	13,483
Advertising and publicity	27,260	32,225
Taxes	46,485	14,956
Fixed assets depreciation	22,026	16,663
Organizational expenses amortization	7,469	4,076
Other operating expenses	95,254	77,870
Other	65,516	49,928

	730,893	523,966

NET GAIN FROM FINANCIAL TRANSACTIONS	285,621	218,802

G. OTHER INCOME

Income from long-term investments	47,217	82,617
Punitive interests	1,843	798
Loans recovered and reversals of allowances	24,161	35,129
Other (note 5.i.)	239,197	107,534

	312,418	226,078

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	258	26
Charge for uncollectibility of other receivables and other allowances	287,881	133,896
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets Goodwill amortization	25,551 283 --,--	80,777 250 12,200
Other	13,046	29,487

	327,019	256,636

NET GAIN BEFORE INCOME TAX	271,020	188,244

I. INCOME TAX	123,300	--,--

NET INCOME FOR THE PERIOD	147,720	188,244

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

2009									2008
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings		Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	594,391	(181,119)	703,280		2,076,024	2,056,837

2. Stockholders’ Meeting held on March 27, 2009 and March 28, 2008
- Dividends paid in cash	--,--	--,--	--,--	--,--	--,--	(35,000	)(3)	(35,000)	(164,000)
- Dividends paid in shares	65,000	--,--	--,--	--,--	--,--	(65,000	)(3)	--,--	--,--
- Legal reserve	--,--	--,--	--,--	64,302	--,--	(64,302)		--,--	--,--

3. Unrealized valuation difference	--,--	--,--	--,--	--,--	56,739	--,--		56,739	7,793

4. Net income for the period	--,--	--,--	--,--	--,--	--,--	147,720		147,720	188,244

5. Balance at the end of the period	536,361	175,132	312,979	658,693	(124,380)	686,698		2,245,483	2,088,874

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (126,385) from government securities and 2,005 from BCRA Notes (note 2.3.b).
(3)	See note 1.2.

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 17)

-Stated in thousands of pesos-

	06-30-2009	06-30-2008
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	4,408,722 (1)	3,294,811 (1)
Cash and cash equivalents at the end of the period	6,419,423 (1)	3,464,906 (1)

Net increase in cash and cash equivalents	2,010,701	170,095

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	9,625	1,106,596
- Loans	1,812,690	749,697

to financial sector	20,563	(60,428)
to non-financial public sector	444,779	71,340
to non-financial private sector and residents abroad	1,347,348	738,785
- Other receivables from financial transactions	(45,962)	(28,944)
- Assets subject to financial leasing	71,385	(37,909)
- Deposits	919,039	(904,461)

to financial sector	(7,858)	(17,243)
to non-financial public sector	862,139	(11,446)
to non-financial private sector and residents abroad	64,758	(875,772)
- Other liabilities from financial transactions	40,944	9,473

Financing from financial or interfinancial sector (calls received)	3,260	5,994
Others (except liabilities included in Financing Activities)	37,684	3,479
Collections related to service charge income	530,833	410,381
Payments related to service charge expense	(132,152)	(93,708)
Administrative expenses paid	(765,999)	(552,750)
Organizational and development expenses paid	(667)	(6,636)
Net collections from punitive interest	1,585	772
Differences from judicial resolutions paid	(25,551)	(23,288)
Collections of dividends from other companies	416	14
Other collections related to other income and expenses	249,439	108,054

Net cash flows provided by operating activities	2,665,625	737,291

Investment activities

Net payments from premises and equipment	(48,529)	(36,546)
Net (payments) / collections from other assets	(1,904)	7,940
Other payments from investment activities	(256,310)	(180,976)

Net cash flows used in investment activities	(306,743)	(209,582)

Financing activities

Net collections/ (payments) from:
- Argentine Central Bank	(456)	68

Other	(456)	68
- Banks and international agencies	(280,392)	(202,231)
- Financing received from local financial institutions	15,181	(15,755)
Cash dividends	--.--	(164,000)
Other (payments) / collections from financing activities	(82,534)	16,220

Net cash flows used in financing activities	(348,201)	(365,698)

Financial results and results from holdings of cash and cash equivalents (including interest)	20	8,084

Net increase in cash and cash equivalents	2,010,701	170,095

(1)	See note 15 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF JUNE 30, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of June 30, 2009.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount		Total
Capital Stock as of December 31, 2003:					368,128

04-22-2004	01-25-2005	(1)	103,233		471,361	(2)
03-27-2009			65,000	(3)	536,361

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).
(3)	BBVA Banco Francés S.A.’s Ordinary General Shareholders’ Meeting held on March 27, 2009 adopted a resolution, now conditional upon the approval of the Argentine Central Bank (BCRA), to pay dividends for 100,000 to be distributed as follows: 35,000 in cash and 65,000 through an issuance of new shares. To proceed with such capital increase, the Bank first needs the authorization by the CNV for issuing a public offering and then it needs the Buenos Aires Stock Exchange to list and trade the new shares. To these ends, the Bank has worked on the filings required, subject to the BCRA’s approval. As of the date of issuance of these financial statements, B.C.R.A has not yet handed down a decision on the filings made by the Bank in connection with the distribution of dividends for fiscal year 2008.

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid-in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from June 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2008, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of June 30, 2008.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2009 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of June 30, 2009 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA): as of December 31, 2008 they were valued on the basis of the quotations in force at the end of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

As of June 30, 2009 and the end of the previous fiscal year, they were valued in accordance with the quotations prevailing for each security as of the close of the period or fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of June 30, 2009 and the end of the previous fiscal year, the amount recorded was 124,380 (loss) and 181,119 (loss), respectively.

•

Unlisted government securities: as of June 30, 2009 they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

In addition, the Bank has raised an allowance for impairment to book such securities at their fair value of realization.

As of December 31, 2008 they were valued at the lowest of present or technical values (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value, which are carried in the books at their fair realization values.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of June 30, 2009 and the end of the previous fiscal year, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of June 30, 2009 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2008, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

On January 30, 2009, the Bank exchanged Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014. The Bank has recognized the exchange in accordance with the regulations laid down by BCRA, no results have been generated as of that date.

As of June 30, 2009, the secured loans that were not covered by the exchange were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of the balancing account and of the financial services collected) in accordance with the provisions under BCRA’s Communication “A” 4898. An amount has been added to said balancing account to match their book values to fair realization values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2009 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of June 30, 2009 and December 31, 2008.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2009 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of June 30, 2009 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of June 30, 2009 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

As of December 31, 2008, the investment in Consolidar Cía. de Seguros de Vida S.A. was valued by the equity method.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2008 plus new capital contributions and dividend distribution until December 31, 2008 and June 30, 2009.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of June 30, 2009 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,272,532 and 1,246,980, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of June 30, 2009 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 11):

•	Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Put options bought and written:

As of December 31, 2008 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the fiscal year.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of December 31, 2008, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, accrues on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change shall be restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of June 30, 2009 and the end of the previous fiscal year.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

-	As of June 30, 2009 and 2008, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of June 30, 2009 and 2008, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	06-30-2009	06-30-2008
Net income for the period	147,720	188,244
Earning per share for the six-month period – (stated in pesos)	0.31	0.40

As mentioned in note 1.2., the Shareholders’ Meeting has approved the distribution of dividends into shares for 65,000 conditional upon the approval by BCRA. Considering this issuance of shares, earnings per share would be $0.28 as of June 30, 2009.

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Argentina.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Argentina are detailed below:

I. Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At June 30, 2009 and the end of the previous fiscal year, those loans (considering, in addition, the swap conducted in January 2009 and mentioned in note 2.3.c)) are recorded under “Loans – to Government Sector” amounting to 314,138 and 1,365,546, respectively, in accordance with the criterion described in note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2008 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return, and they do not exceed their recoverable value.

b)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 414,200 and 193,552 as of June 30, 2009 and the end of the previous fiscal year, respectively, should be recovered.

In addition as of December 31, 2008, the Bank had tax loss carryforwards that were partially applied to compensate the taxable income for the current fiscal year.

c)	Derivative financial instruments

As explained in notes 2.3.n) and 11, as of June 30, 2009 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 76 and 3,581, respectively. In addition, the effect of the application of the professional accounting standards on the income statement for the six-month periods ended June 30, 2009 and 2008 would have been 3,505 (income) and 893 (loss), respectively.

II. Valuation criteria and aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 124,380 and a loss of 181,119, as of June 30, 2009 and the end of the previous fiscal year, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. As of June 30, 2009 and 2008 and the end of the previous fiscal year, 56,739 (income), 7,793 (income) and 138,323 (loss), respectively, should have been charged to income for the periods or fiscal year.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of June 30, 2009 and the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 414,200 and 193,552, respectively. Such amounts are made up as follows:

	06-30-2009	12-31-2008
Deferred tax assets	704,650	534,394
Deferred tax liabilities	(290,450)	(340,842)

Net deferred assets	414,200	193,552
Allowance	(414,200)	(193,552)

In addition, as of June 30, 2009, the Bank recorded 123,300 in the Income Tax line that corresponds to the amount estimated as Income Tax which is to be deposited with the Tax Authorities.

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of June 30, 2009 the Bank recorded the above asset in an amount of 234.931 in the line Tax on minimum presumed income – Tax Credit. As of December 31, 2008 the Bank recorded the above asset in an amount of 236,205 (188,324 in the line Tax on minimum presumed income – Tax Credit and 47,881 in the line Others – Tax Prepayments, under Other Receivables).

4.3. Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with federal jurisdiction over contentious administrative matters. As of the date of issuance of these financial statements, the Appellate Court has not yet handed down a resolution regarding the proceedings for the fiscal period 1992. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with federal jurisdiction over contentious administrative matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt and on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	06-30-2009	12-31-2008
a) LOANS

Loans granted to pre-finance and finance exports	1,645,027	1,381,330
Fixed-rate financial loans	725,277	669,047
Other	114,094	155,964

Total	2,484,398	2,206,341

	06-30-2009	12-31-2008
b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	33,486	31,726
In controlled companies -supplementary activities	399,992	372,612
In non-controlled companies-supplementary activities	20,047	19,489
Other- unlisted	51	47

Total	453,576	423,874

c) OTHER RECEIVABLES

Prepayments	41,772	33,148
Guarantee deposits	52,538	33,665
Miscellaneous receivables	80,861	76,625
Tax prepayments (1)	417,591	246,457
Other	2,873	4,410

Total	595,635	394,305

(1)	As of June 30, 2009 and the end of the previous fiscal year, it includes the deferred tax asset for 414,200 and 193,552 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	--,--	11,909
Collections and other operations for the account of third parties	356,021	392,840
Other withholdings and collections at source	142,872	115,104
Accounts payable for consumption	195,878	201,343
Money orders payable	77,169	125,811
Loans received from Argentine Technological Fund (FONTAR)	37,435	39,951
Loans received from Interamerican Development Bank (BID)	36,722	48,520
Pending Banelco debit transactions	12,049	23,807
Other	95,031	94,089

Total	953,177	1,053,374

e) OTHER LIABILITIES

Accrued salaries and payroll taxes	113,668	178,269
Accrued taxes	168,310	84,297
Miscellaneous payables	84,811	100,666
Other	1,595	1,186

Total	368,384	364,418

	06-30-2009	12-31-2008
f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	8,955,413	8,002,635
Collections items	542,305	660,981
Checks drawn on the Bank pending clearing	233,474	213,423
Checks not yet credited	859,693	832,783
Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	19,592,743	16,151,027
Other	88,439	76,863

Total	30,272,067	25,937,712

	06-30-2009	06-30-2008
g) SERVICE CHARGE INCOME

Rental of safe-deposit boxes	16,582	11,155
Commissions for capital market transactions	4,340	5,047
Commissions for salary payment	3,637	2,985
Commissions for trust management	1,062	1,055
Commissions for hiring of insurances	57,022	37,441
Commissions for transportations of values	6,263	4,516
Commissions for loans and guarantees	6,645	15,316
Other	22,765	21,015

Total	118,316	98,530

h) SERVICE CHARGE EXPENSE

Turn-over tax	29,489	17,602
Other	13,539	7,223

Total	43,028	24,825

i) OTHER INCOME

Deferred income tax (1)	220,648	87,650
Related parties expenses recovery	3,569	2,530
Other	14,980	17,354

Total	239,197	107,534

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	RESTRICTIONS ON ASSETS

As of June 30, 2009, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 41,820 in Guaranteed Bonds maturing in 2018 and 39,875 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,519 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Notes (Badlar), in an amount of 61,237 to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

7.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of June 30, 2009 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2009	2008	2009	2008	2009	2008

BBVA S.A.	18,943	8,355	16,443	2,510	38,400	25,029
Francés Valores Sociedad de Bolsa S.A.	2,802	20	4,082	323	2,250	3,249
Consolidar A.R.T. S.A.	73	89	63,873	134,150	462,506	491,433
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	2	12	1,133	6,640	31,140	42,727
Consolidar Cía. de Seguros de Retiro S.A.	449	238	46,489	172,927	677,387	595,721
Consolidar Cía. de Seguros de Vida S.A. (2)	--,--	27	--,--	5,813	--,--	132,468
Atuel Fideicomisos S.A.	--,--	--,--	4,052	3,376	--,--	20
BBVA Consolidar Seguros S.A.	5,786	5,737	5,942	28,492	78,312	98,334
PSA Finance Argentina Cía Financiera S.A.	297,233	320,610	296	280	--,--	--,--
Rombo Cía. Financiera S.A.	119,839	133,873	3,620	6,664	10,000	47,000
Francés Administradora de Inversiones S.A.	105	75	20,794	17,593	3,528	5,620
Consolidar Comercializadora S.A.	--,--	--,--	3,453	8,429	2,062	796
Inversora Otar S.A.	156	107	3,423	78	250,301	168,344

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guarantees given covered by debtor classification regulations and Derivatives.
(2)	See note 3.c) to the consolidated financial statements.

8.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 11.6992% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9.	TRUST ACTIVITIES

9.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of June 30, 2009 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,558 and 2,852, respectively, considering its recoverable value. In addition, as of June 30, 2009 and the end of the previous fiscal year the Bank has recorded the assets of Maginot Trust, whose book value amounts to 229 and 348, respectively. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

9.2. Non Financial Trusts

The Bank acts as trustee in 34 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 665,310 and 718,956 as of June 30, 2009 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

10.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Bank has not issued Corporate Bonds related to this Program.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of June 30, 2009:

a)	Interest rate swaps for 10,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 1,773.

The estimated market value of said instruments amounts to 94 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 15,000.

b)	Interest rate swaps for 70,000 (Fixed Rate versus Badlar), with final maturity in August 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 70,000.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,506,282 and 2,500,283, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the period for 77,687.

d)	Forward sales due to national government securities repurchase agreements for 386,496 and B.C.R.A bills for 1,014,195, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 66,093 income as of the end of the period.

II.	Transactions as of December 31, 2008:

a)	Interest rate swaps for 47,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Bank agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 7,010.

The estimated market value of said instruments amounts to 3,986 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – Derivatives – Interest rate SWAP” for 52,000 and “Memorandum accounts - Debit accounts –Derivatives– Others” for 50,000.

b)	Interest rate swaps for 33,650 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 70,000, with final maturity in August 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 672.

The estimated market value of said instruments amounts to 193 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 103,650.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,446,615 and 1,480,514, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 47,447.

d)	Put options bought for 5,850 and put options written for 5,265 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers.

The options were valued following the criterion described in note 2.3.n. Said transactions were recorded under “Memorandum Accounts - Debit accounts – Derivatives - Notional amount of put options bought” for 5,850 and under “Memorandum Accounts - Credit accounts - Derivatives - Notional amount of put options written” for 5,265.

12.	COMPLIANCE WITH CNV REQUIREMENTS

12.1 Compliance with the requirements to act as agent in the Over-the-counter Market

As of June 30, 2009, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2 Investment Funds custodian

As of June 30, 2009 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Sociedad Gerente, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax-credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 557,406 and 372,219, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITIES
INVESTMENT FUND	06-30-2009	12-31-2008
FBA Acciones Globales	60,384	39,748
FBA Total	11,409	7,905
FBA Renta	13,236	10,200
FBA Renta Pesos	677,553	502,232
FBA Renta Dólares	4,563	4,302
FBA Bonos	7,977	5,950
FBA Calificado	53,957	35,773
FBA Internacional	472	365
FBA Ahorro Dólares	11,985	11,368
FBA Renta Fija	13,739	11,434
FBA Ahorro Pesos	28,069	24,663
FBA Renta Premium	6,534	5,051
FBA Europa	2,281	2,001
FBA Horizonte	12,653	8,166
FBA EEUU	2,065	1,372
FBA Renta Corto Plazo	560	544
FBA Acciones Latinoamericanas	23,901	14,888
FBA Bonos Argentina	6,351	8,563
FBA Brasil	28,778	14,054
FBA México	799	653
FBA Commodities	45	36
FBA Acciones Argentinas	316	228
FBA Bonos Globales	54	52

Total	967,681	709,548

13.	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	On March 27, 2009, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving, conditional upon the approval by B.C.R.A., the allocation of earnings as follows:

•	To Statutory Reserve: 64,302.

•	To cash dividends: 35,000

•	To Unappropriated earnings: 157,208

b)	In addition, said General Shareholders’ Meeting has approved the distribution of dividends in shares for 65,000. The Bank has applied for the admission to the public offering regime and for the authorization to list and trade the shares to the National Securities Commission and to the Buenos Aires Stock Exchange, respectively, conditional upon BCRA’s approval.

c)	In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied. As of the date of issuance of these financial statements, B.C.R.A has not yet handed down a decision on the filings made by the Bank in connection with the distribution of dividends for fiscal year 2008.

14.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances as of June 30, 2009:

COMPUTABLE COMPLIANCE PESOS
Cash	419,210
Special Guarantee Accounts	119,359
BCRA Checking Account	1,010,949
Cash in transit	1,205
Cash in valuables’ transportation	224,058
Special accounts to be covered by allowances	69,689
Franchises	177,988

TOTAL	2,022,458

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	201,824
BCRA Checking Account	3,827,911
Cash in transit	6,454
Cash in valuables’ transportation	84,977

TOTAL	4,121,166

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	48,352
BCRA Checking Account	35,859
Cash in transit	48
Cash in valuables’ transportation	8,567

TOTAL	92,826

15.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-09	12-31-08	06-30-08	12-31-07
a) Cash and due from banks	5,915,600	4,235,741	3,198,873	3,114,843

b) Government securities held for trading or financial transactions	387,023	1,461	104,438	31,288

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period / fiscal year	116,800	171,520	161,595	148,680

CASH AND CASH EQUIVALENTS	6,419,423	4,408,722	3,464,906	3,294,811

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period or fiscal year date.

16.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 06-30-2009	Book balance as of 12-31-2008	Position without options	Final position
GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Discount Bonds (1)	45696	386,496	386,496		--,--	--.--
Other		73	73		73	73

Subtotal in pesos			386,569	1,037	73	73

In foreign currency
Other		454	454		5,751	5,751

Subtotal in foreign currency			454	335,112	5,751	5,751

Subtotal in Holdings for trading or financial Transactions			387,023	336,149	5,824	5,824

Holdings available for sale
Local
In pesos
Secured Bonds due 2018	2405	42,559	42,559		42,559	42,559
Bocon PRO 12	2449	103,995	103,995		103,995	103,995

Subtotal in pesos			146,554	91,669	146,554	146,554

Subtotal in Holdings available for sale			146,554	91,669	146,554	146,554

Unlisted government securities (2)

Local
In pesos
Secured Bonds due 2020	2423		1,096,512		1,096,512	1,096,512
BONAR XIV	5439		927,113		927,113	927,113
BONAR XIII	5438		13,735		13,735	13,735
Other			223		223	223

Subtotal in pesos			2,037,583	1,002,654	2,037,583	2,037,583

In foreign currency
Other			2,331		2,331	2,331

Subtotal in foreign currency			2,331	2,173	2,331	2,331

Subtotal Unlisted government securities			2,039,914	1,004,827	2,039,914	2,039,914

(1)	Corresponds to repo transactions
(2)	Allowances are maintained for unlisted Government securities (See Exhibit J)

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 06-30-2009	Book balance as of 12-31-2008	Position without options	Final position
Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Other			--,--		121,300	121,300

Subtotal own portfolio			--,--	915	121,300	121,300

Repurchase transactions
Argentine Central Bank Internal Bills due 09-23-09	45913	1,014,195	1,014,195		--,--	--,--

Subtotal repurchase transactions			1,014,195	1,259,176	--,--	--,--

Unlisted – Own portfolio
Argentine Central Bank Bills due 07-08-09	45881		149,610		149,610	149,610
Argentine Central Bank Bills due 08-12-09	45995		122,994		122,994	122,994
Argentine Central Bank Bills due 08-05-09	46017		98,662		98,662	98,662
Argentine Central Bank Bills due 08-26-09	46019		97,853		97,853	97,853
Other			975		975	975

Subtotal own portfolio			470,094	3,903	470,094	470,094

Available for sale
Argentine Central Bank Bills due 07-01-09	46016	124,774	124,774		124,774	124,774

Subtotal available for sale			124,774	--,--	124,774	124,774

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills due 02-10-10	45853	4,112	4,112		4,112	4,112
Argentine Central Bank Bills due 03-25-10	45862	14,842	14,842		14,842	14,842
Other		2,589	2,589		2,589	2,589

Subtotal own portfolio			21,543	123,375	21,543	21,543

Unlisted – Own portfolio
Argentine Central Bank Internal Bills (Badlar) due 08-05-09	46009		102,916		102,916	102,916
Argentine Central Bank Internal Bills (Badlar) due 11-18-09	46010		102,604		102,604	102,604
Argentine Central Bank Internal Bills (Badlar) due 09-23-09	45903		52,131		52,131	52,131
Argentine Central Bank Internal Bills (Badlar) due 07-15-09	45970		51,686		51,686	51,686
Argentine Central Bank Internal Bills due 07-29-09	45973		40,952		40,952	40,952
Argentine Central Bank Internal Bills (Badlar) due 07-22-09	45975		309,281		309,281	309,281
Other			49,035		49,035	49,035

Subtotal own portfolio			708,605	1,054,902	708,605	708,605

Available for sale
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	63,891	63,891		63,273	63,273
Argentine Central Bank Bills due 03-25-10	45862	36,486	36,486		35,827	35,827
Argentine Central Bank Bills due 01-06-10	45845	27,658	27,658		27,345	27,345
Other		4,151	4,151		3,632	3,632

Subtotal available for sale			132,186	485,833	130,077	130,077

Subtotal instruments issued by the BCRA			2,471,397	2,928,104	1,576,393	1,576,393

TOTAL GOVERNMENT SECURITIES			5,044,888	4,360,749	3,768,685	3,768,685

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 06-30-2009	Book balance as of 12-31-2008	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

In foreign currency

Banco Río Corporate Bonds	40617		3		3	3
Telefónica de Argentina Corporate Bonds	40146		121		121	121
Petrobrás Energía Corporate Bonds	40668		71		71	71

Subtotal in foreign currency			195	174	195	195

Subtotal Other debt instruments			195	174	195	195

Other Equity instruments

From abroad
In foreign currency
Other			17		17	17

Subtotal in foreign currency			17	2	17	17

Subtotal Equity instruments			17	2	17	17

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			212	176	212	212

TOTAL GOVERNMENT AND PRIVATE SECURITIES			5,045,100	4,360,925	3,768,897	3,768,897

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTEES RECEIVED AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish-See note 17)

-Stated in thousands of pesos-

	06-30-2009	12-31-2008
COMMERCIAL PORTFOLIO

Normal performance	6,860,328	7,691,319

Preferred collaterals and counter guaranty “A”	79,002	83,514
Preferred collaterals and counter guaranty “B”	93,209	114,481
Without senior security or counter guaranty	6,688,117	7,493,324

With special follow-up	16,922	9,887

Without senior security or counter guaranty	16,922	9,887

With problems	--,--	1,173

Without senior security or counter guaranty	--,--	1,173

With high risk of uncollectibility	29,053	31,717

Preferred collaterals and counter guaranty “B”	1,650	1,763
Without senior security or counter guaranty	27,403	29,954

Uncollectible	7,101	3,231

Preferred collaterals and counter guaranty “B”	1,445	--,--
Without senior security or counter guaranty	5,656	3,231

Total	6,913,404	7,737,327

EXHIBIT B
(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTEES RECEIVED AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish-See note 17)

-Stated in thousands of pesos-

	06-30-2009	12-31-2008
CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,306,582	4,489,767

Preferred collaterals and counter guaranty “A”	7,234	8,038
Preferred collaterals and counter guaranty “B”	803,367	794,256
Without senior security or counter guaranty	3,495,981	3,687,473

Low risk	46,691	42,754

Preferred collaterals and counter guaranty “B”	3,982	3,320
Without senior security or counter guaranty	42,709	39,434

Medium risk	42,112	31,520

Preferred collaterals and counter guaranty “B”	1,396	1,079
Without senior security or counter guaranty	40,716	30,441

High risk	52,339	36,711

Preferred collaterals and counter guaranty “B”	1,428	572
Without senior security or counter guaranty	50,911	36,139

Uncollectible	1,476	2,483

Preferred collaterals and counter guaranty “B”	663	660
Without senior security or counter guaranty	813	1,823

Uncollectible, classified as such under regulatory requirements	242	588

Without senior security or counter guaranty	242	588

Total	4,449,442	4,603,823

General Total (1)	11,362,846	12,341,150

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2009		12-31-2008
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,336,978	20.57%	3,199,610	25.93%

50 next largest clients	2,405,064	21.17%	2,018,036	16.35%

100 following clients	946,644	8.33%	914,404	7.41%

Remaining clients	5,674,160	49.93%	6,209,100	50.31%

Total (1)	11,362,846	100.00%	12,341,150	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	--,--	543	--,--	57,939	57,939	115,879	81,838	314,138

Financial sector	--,--	180,510	127,026	194,063	153,589	115,760	23,380	794,328

Non financial private sector and residents abroad	32,204	3,437,379	1,709,651	1,697,161	875,232	910,165	1,592,588	10,254,380

TOTAL	32,204	3,618,432	1,836,677	1,949,163	1,086,760	1,141,804	1,697,806	11,362,846	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish – See note 17)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	06-30-2009	12-31-2008	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	7,035	9,966	Stockholder	06-30-2009	6,390	7,408	(1,808)
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	125,392	127,892	Pensions fund manager	06-30-2009	140,739	274,196	(35,035)

33678564139	Consolidar Cía. De Seguros de Vida S.A.					--,--	133,938

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	32,274,350	234,790	69,971	Insurance company	06-30-2009	48,745	354,613	37,683

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	43,510	34,076	Financial institution	06-30-2009	52,178	87,025	18,870

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	32,775	30,845	Trust Manager	06-30-2009	13,100	32,776	1,931

		Subtotal controlled				443,502	406,688

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	43,973	37,830	Financial Institution	06-30-2009	60,000	109,930	15,355

30598910045	Visa Argentina S.A	Common	0.0001$	1	11,400	9,976	9,976	Services to companies	05-31-2008	6,811	454,781	429,039
	Other					10,071	9,513

	Foreign
	Other					955	869

		Subtotal noncontrolled				64,975	58,118

		Total in financial institutions, supplementary and authorized				508,477	464,876

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	22,896	21,748	Workers compensation	06-30-2009	77,684	183,167	24,798
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	10,590	9,978	Insurance	06-30-2009	10,651	95,328	32,647

	Foreign

	Other					51	47

		Subtotal non controlled				33,537	31,773

		Total in other companies				33,537	31,773

		Total investments in other companies				542,014	496,649

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 06-30-2009	Net book value at 12-31-2008
Description					Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	301,017	20,995	--,--	1	50	6,163	315,848	301,017
Furniture and Facilities	40,246	13,252	--,--	381	10	3,507	49,610	40,246
Machinery and Equipment	70,618	14,407	--,--	304	5	12,081	72,640	70,618
Automobiles	1,591	561	--,--	--,--	5	275	1,877	1,591

Total	413,472	49,215	--,--	686		22,026	439,975	413,472

OTHER ASSETS

Works of Art	983	--,--	--,--	--,--	--,--	--,--	983	983
Leased assets	6,496	--,--	(601)	--,--	50	68	5,827	6,496
Property taken as security for loans	4,283	1,550	--,--	283	50	37	5,513	4,283
Stationery and office supplies	3,667	3,668	--,--	3,084	--,--	--,--	4,251	3,667
Other	11,510	--,--	601	10	50	115	11,986	11,510

Total	26,939	5,218	--,--	3,377		220	28,560	26,939

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH PERIOD

ENDED JUNE 30, 2009 AND THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period		Net book value at 06-30-2009	Net book value at 12-31-2008
Description				Years of useful life	Amount
Organization and Development expenses (1)	48,059	10,114	13	1 & 5	7,469	50,691	48,059

Organization and development non-deductible expenses	--,--	25,551	--,--	--,--	25,551	--,--	--,--

Total	48,059	35,665	13		33,020	50,691	48,059

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	06-30-2009		12-31-2008
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,458,145	18.45%	2,438,477	14.11%

50 next largest clients	1,378,256	7.36%	1,274,439	7.37%

100 following clients	1,102,344	5.88%	1,094,182	6.33%

Remaining clients	12,799,738	68.31%	12,474,535	72.19%

TOTAL	18,738,483	100.00%	17,281,633	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	16,578,009	1,480,516	460,265	211,524	8,169	--,--	18,738,483

Other liabilities from financial transactions

BCRA	2,544	--,--	--,--	--,--	--,--	--,--	2,544

Banks and International Institutions	20,062	10,537	7,767	6,763	3,871	2,884	51,884

Financing received from Argentine financial institutions	3,642	10,984	4,357	--,--	--,--	--,--	18,983

Other	882,290	4,984	7,692	15,314	22,639	20,258	953,177

Total	908,538	26,505	19,816	22,077	26,510	23,142	1,026,588

TOTAL	17,486,547	1,507,021	480,081	233,601	34,679	23,142	19,765,071

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE SIX MONTH PERIOD ENDED

JUNE 30, 2009 AND THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	06-30-2009	12-31-2008
DEDUCTED FROM ASSETS
Government securities
- For impairment value	752,627	211,956	(5)	--,--	--,--	964,583	752,627
Loans
- Allowance for doubtful loans	190,655	79,823	(1)	--,--	47,808	222,670	190,655
Other receivables from financial transactions
- Allowance for doubtful receivables	2,521	5,960	(1)	60	--,--	8,421	2,521
Assets subject to financial leasing
- Allowance for doubtful receivables	4,381	--,--	(1)	268	1	4,112	4,381
Investments in other companies
- For impairment value (3)	3	1		--,--	--,--	4	3
Other receivables
- Allowance for doubtful receivables (2)	218,154	221,755		399	426	439,084	218,154

Total	1,168,341	519,495		727	48,235	1,638,874	1,168,341

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	357	--,--		--,--	--,--	357	357
- Other contingencies	236,373	66,831	(4)	--,--	20,691	282,513	236,373

Total	236,730	66,831		--,--	20,691	282,870	236,730

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance for uncollectibility risk on deferred tax assets (see note 4.1.).
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of June 30, 2009.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.q).
(5)	Recorded to reflect the fair realization values of government securities.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

- Government and Private Securities	110
- Loans	2,136
- Other receivables from financial transactions	55
- Investments in other companies	1
- Other receivables	705

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
			Issued		Pending issuance or distribution		Paid in
Class	Quantity	Votes per share	Outstanding	In portfolio
Common	471,361,306	1	471,306	--,--	55	(1)	471,361	(2)
Common	65,000,000	1	--,--	--,--	65,000	(3)	536,361

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)
(3)	Shares pending issuance (see note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

-Stated in thousands of pesos-

Accounts	06-30-2009						12-31-2008
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	4,255,858	109,958	4,141,449	378	141	3,932	2,201,159
Government and private securities	2,997	--,--	2,997	--,--	--,--	--,--	337,460
Loans	1,790,082	5,196	1,784,886	--,--	--,--	--,--	1,835,427
Other receivables from financial transactions	527,991	25,091	502,341	125	434	--,--	490,303
Assets subject to financial leasing	59	--,--	59	--,--	--,--	--,--	59
Investments in other companies	1,006	--,--	1,006	--,--	--,--	--,--	916
Other receivables	45,687	2,127	43,560	--,--	--,--	--,--	40,676
Suspense items	288	--,--	288	--,--	--,--	--,--	228

TOTAL	6,623,968	142,372	6,476,586	503	575	3,932	4,906,228

LIABILITIES

Deposits	5,800,732	60,655	5,740,077	--,--	--,--	--,--	3,528,814
Other liabilities from financial transactions	572,463	64,348	506,230	253	450	1,182	1,203,425
Other liabilities	24,565	2,864	21,701	--,--	--,--	--,--	27,619
Suspense items	5	--,--	5	--,--	--,--	--,--	905

TOTAL	6,397,765	127,867	6,268,013	253	450	1,182	4,760,763

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	134,117	--,--	134,117	--,--	--,--	--,--	203,286
Control	6,081,632	10,628	6,070,861	--,--	143	--,--	3,761,704
Derivatives	--,--	--,--	--,--	--,--	--,--	--,--	5,850

TOTAL	6,215,749	10,628	6,204,978	--,--	143	--,--	3,970,840

Credit accounts (except contra credit accounts)
Contingent	243,328	--,--	243,328	--,--	--,--	--,--	360,273
Control	36,325	--,--	36,325	--,--	--,--	--,--	33,014
Derivatives	--,--	--,--	--,--	--,--	--,--	--,--	5,265

TOTAL	279,653	--,--	279,653	--,--	--,--	--,--	398,552

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Status
Concept	Normal	In potential risk / Low risk	Nonperforming / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			06-30-2009	12-31-2008
1. Loans	471,744	--,--	--,--	--,--	--,--	--,--	--,--	--,--	471,744	535,901

- Overdraft	37	--,--	--,--	--,--	--,--	--,--	--,--	--,--	37	295

Without senior security or counter guaranty	37	--,--	--,--	--,--	--,--	--,--	--,--	--,--	37	295

- Discounted Instruments	1,097	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,097	107

Without senior security or counter guaranty	1,097	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,097	107

- Real Estate Mortgage and Collateral Loans	528	--,--	--,--	--,--	--,--	--,--	--,--	--,--	528	576

Other collaterals and counter guaranty “B”	528	--,--	--,--	--,--	--,--	--,--	--,--	--,--	528	576

- Consumer	45	--,--	--,--	--,--	--,--	--,--	--,--	--,--	45	55

Without senior security or counter guaranty	45	--,--	--,--	--,--	--,--	--,--	--,--	--,--	45	55

- Credit Cards	545	--,--	--,--	--,--	--,--	--,--	--,--	--,--	545	702

Without senior security or counter guaranty	545	--,--	--,--	--,--	--,--	--,--	--,--	--,--	545	702

- Other	469,492	--,--	--,--	--,--	--,--	--,--	--,--	--,--	469,492	534,166

Without senior security or counter guaranty	469,492	--,--	--,--	--,--	--,--	--,--	--,--	--,--	469,492	534,166

2. Other receivables from financial transactions	20,016	--,--	--,--	--,--	--,--	--,--	--,--	--,--	20,016	7,233

3. Assets subject to financial leasing	189	--,--	--,--	--,--	--,--	--,--	--,--	--,--	189	122

4. Contingent commitments	57,125	--,--	--,--	--,--	--,--	--,--	--,--	--,--	57,125	54,006

5. Investments in other companies and private securities	188,893	--,--	--,--	--,--	--,--	--,--	--,--	--,--	188,893	184,267

Total	737,967	--,--	--,--	--,--	--,--	--,--	--,--	--,--	737,967	781,529

Total Allowances	4,748	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,748	5,427

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF JUNE 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (months)	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	36	9	1	15,000

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	121	123	1	70,000

Futures	Financial transactions – own account	Government securities	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	1,400,691

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	6	4	1	656,884

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	7	5	1	4,349,681

TOTAL								6,492,256

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2009 AND DECEMBER 31, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2009	12-31-2008
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	997,023	1,066,447
Due from banks and correspondents	5,074,265	3,176,633

Argentine Central Bank (BCRA)	4,875,999	3,127,010
Other local	9,205	3,220
Foreign	189,061	46,403

	6,071,288	4,243,080

B. GOVERNMENT AND PRIVATE SECURITIES (note 9.a):
Holdings in investment accounts	1,088,833	955,534
Holdings for trading or financial transactions	590,992	272,769
Government Securities for repurchase agreements with the BCRA	--,--	334,688
Holdings available for sale	403,514	577,502
Unlisted Government Securities	2,039,920	1,004,833
Instruments issued by the BCRA	2,431,228	2,676,687
Investments in listed private securities	89,464	164,394

Less: Allowances	964,587	752,747

	5,679,364	5,233,660

C. LOANS:
To government sector (Exhibit 1)	1,418,543	2,400,511
To financial sector (Exhibit 1)	627,321	598,755

Interfinancial – (Calls granted)	7,000	22,550
Other financing to local financial institutions	572,716	529,779
Interest and listed-price differences accrued and pending collection	47,605	46,426

To non financial private sector and residents abroad (Exhibit 1)	9,950,416	9,704,814

Overdraft	1,926,165	1,413,522
Discounted instruments	890,872	1,241,508
Real estate mortgage	901,569	946,804
Collateral Loans	493,064	511,374
Consumer	1,786,040	1,855,767
Credit cards	1,214,953	1,239,588
Other (Note 9.b)	2,581,725	2,373,476
Interest and listed-price differences accrued and pending collection	171,312	147,079
Less: Interest documented together with main obligation	15,284	24,304

Less: Difference arising from purchase of portfolio	--,--	102
Less: Allowances	229,576	196,489

	11,766,704	12,507,489

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	889,591	876,987
Amounts receivable for spot and forward sales to be settled	1,022,846	1,283,910
Instruments to be received for spot and forward purchases to be settled	159,169	7,221
Premiums for options bought	--,--	2,513
Unlisted corporate bonds (Exhibit 1)	107,144	104,476
Non-deliverable forward transactions balances to be settled	52,607	27,230
Other receivables not covered by debtor classification regulations	36,287	34,432
Other receivables covered by debtor classification regulations (Exhibit 1)	72,145	72,209
Interest accrued and pending collection not covered by debtor classification regulations	42,345	36,958
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	46	2

Less: Allowances	9,375	3,013

	2,372,805	2,442,925

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	309,837	383,652
Less: Allowances	4,252	4,532

	305,585	379,120

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	44,928	38,699
Other (note 9.c)	58,505	57,944

Less: Allowances	4	3

	103,429	96,640

G. OTHER RECEIVABLES:
Tax on minimum presumed income – Tax Credit	234,931	188,324
Other (note 9.d)	658,584	432,188
Less: Allowances	450,648	228,413

	442,867	392,099

H. PREMISES AND EQUIPMENT:	464,797	441,666

I. OTHER ASSETS:	28,783	27,786

J. INTANGIBLE ASSETS:
Organization and development expenses	56,517	55,332

	56,517	55,332

K. SUSPENSE ITEMS:	4,488	4,230

L. OTHER SUBSIDIARIES’ ASSETS (note 9.e):	450	1,438

TOTAL ASSETS:	27,297,077	25,825,465

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2009 AND DECEMBER 31, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2009	12-31-2008
LIABILITIES:

M. DEPOSITS:
Government sector	2,551,572	1,685,730
Financial sector	189,335	198,179
Non financial private sector and residents abroad	15,935,299	15,195,294

Checking accounts	3,235,605	3,293,842
Savings deposits	5,169,301	4,664,223
Time deposits	6,962,155	6,810,809
Investments accounts	5,331	9,740
Other	506,984	338,758
Interest and listed-price differences accrued payable	55,923	77,922

	18,676,206	17,079,203

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	2,544	2,982

Other	2,544	2,982

Banks and International Institutions	50,919	331,311
Amounts payable for spot and forward purchases to be settled	133,681	13
Instruments to be delivered for spot and forward sales to be settled	1,463,603	1,604,467
Premiums for options written	--,--	1,927
Financing received from Argentine financial institutions	48,078	55,713

Interfinancial (calls received)	3,260	550
Other financings from local financial institutions	44,817	55,163
Interest accrued payable	1	--,--
Non-deliverable forward transactions balances to be settled	13,173	67,056
Other (note 9.f)	962,968	1,060,504
Interest and listed–price differences accrued payable	3,703	11,180

	2,678,669	3,135,153

O. OTHER LIABILITIES:
Dividends payable	35,000	--,--
Fees payable	352	65
Other (note 9.g)	412,888	429,020

	448,240	429,085

P. ALLOWANCES:	470,194	379,243

Q. SUSPENSE ITEMS:	10,466	68,507

R. OTHER SUBSIDIARIES’ LIABILITIES (note 9.h):	2,496,818	2,410,111

TOTAL LIABILITIES:	24,780,593	23,501,302

S. MINORITY INTEREST IN SUBSIDIARIES (note 6):	271,001	248,139

STOCKHOLDERS’ EQUITY:	2,245,483	2,076,024

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	27,297,077	25,825,465

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2009	12-31-2008
DEBIT ACCOUNTS

Contingent
- Credit lines obtained (unused balances)	--,--	52,729
- Guarantees received	3,001,121	4,109,820
- Contra contingent debit accounts	527,504	697,202

	3,528,625	4,859,751

Control
- Receivables classified as irrecoverable	296,031	267,935
- Other (note 9.i)	30,281,885	25,950,390
- Contra control debit accounts	484,871	477,646

	31,062,787	26,695,971

Derivatives
- “Notional” amount of put options bought	--,--	5,850
- “Notional” amount of non-deliverable forward transactions	2,506,282	1,446,615
- Interest rate SWAP	85,000	155,650
- Other	50,000	50,000
- Contra debit derivatives accounts	2,464,377	1,459,679

	5,105,659	3,117,794

For trustee activities
- Funds in trust	13,763	17,575

	13,763	17,575

TOTAL	39,710,834	34,691,091

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	58,536	74,294
- Guarantees provided to the BCRA	83,227	51,698
- Other guarantees given covered by debtor classification regulations (Exhibit 1)	200,454	175,508
- Other guarantees given non covered by debtor classification regulations	69,666	141,835
- Other covered by debtor classification regulations (Exhibit 1)	115,621	253,867
- Contra contingent credit accounts	3,001,121	4,162,549

	3,528,625	4,859,751

Control
- Items to be credited	424,162	425,136
- Other	60,709	52,510
- Contra control credit accounts	30,577,916	26,218,325

	31,062,787	26,695,971

Derivatives
- “Notional” amount of put options written	--,--	5,265
- “Notional” amount of non-deliverable forward transactions	2,464,377	1,454,414
- Contra debit derivatives accounts	2,641,282	1,658,115

	5,105,659	3,117,794

For trustee activities
- Contra credit accounts for trustee activities	13,763	17,575

	13,763	17,575

TOTAL	39,710,834	34,691,091

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2009	06-30-2008
A. FINANCIAL INCOME

Interest on cash and due from banks	20	8,085
Interest on loans to the financial sector	103,923	73,929
Interest on overdraft	278,233	107,270
Interest on discounted instruments	82,297	75,599
Interest on real estate mortgage	62,575	47,441
Interest on collateral loans	44,681	19,757
Interest on credit card loans	90,980	45,267
Interest on other loans	288,307	227,243
Interest from other receivables from financial transactions	763	11,379
Income from secured loans - Decree 1387/01	85,698	122,700
Net income from government and private securities	191,025	--,--
Indexation by CER	10,557	127,022
Gold and foreign currency exchange difference	134,869	72,418
Other	238,849	76,630

	1,512,777	1,014,740

B. FINANCIAL EXPENSE

Interest on checking accounts	12,184	11,654
Interest on savings deposits	4,839	4,130
Interest on time deposits	398,038	296,236
Interest on interfinancial financing (calls received)	--,--	469
Interest on other financing from financial institutions	3,472	4,997
Interest on other liabilities from financial transactions	6,720	16,603
Other interest	1,757	3,223
Net income from government and private securities	--,--	4,480
Net income from options	2	--,--
Indexation by CER	247	6,408
Contribution to the deposit guarantee fund	15,442	13,285
Other	95,216	36,080

	537,917	397,565

GROSS INTERMEDIATION MARGIN – GAIN	974,860	617,175

C. ALLOWANCES FOR LOAN LOSSES	79,345	42,416

D. SERVICE CHARGE INCOME

Related to lending transactions	170,508	111,578
Related to liability transactions	245,154	192,221
Other commissions	35,996	166,739
Other (note 9.j)	118,316	98,530

	569,974	569,068

E. SERVICE CHARGE EXPENSE

Commissions	91,076	76,641
Other (note 9.k)	44,940	28,884

	136,016	105,525

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2009	06-30-2008
F. ADMINISTRATIVE EXPENSES

Payroll expenses	471,163	382,528
Fees to Bank Directors and Statutory Auditors	258	273
Other professional fees	16,401	16,374
Advertising and publicity	27,761	33,873
Taxes	49,454	30,636
Fixed assets depreciation	24,608	20,052
Organizational expenses amortization	8,890	12,310
Other operating expenses	97,406	88,100
Other	68,820	67,349

	764,761	651,495

NET GAIN FROM FINANCIAL TRANSACTIONS	564,712	386,807

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(22,930)	(6,999)

G. OTHER INCOME

Income from long-term investments	9,042	64,081
Punitive interests	2,318	932
Loans recovered and reversals of allowances	24,688	42,726
Other (note 9.l)	253,157	303,610

	289,205	411,349

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	258	26
Charge for uncollectibility of other receivables and other allowances	301,326	133,944
Amortization of difference arising from judicial resolutions	25,551	80,777
Depreciation and losses from miscellaneous assets	283	250
Goodwill amortization	--,--	12,200
Other (note 9.m)	220,122	362,643

	547,540	589,840

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	283,447	201,317

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	135,727	13,073

NET INCOME FOR THE PERIOD	147,720	188,244

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2009	06-30-2008
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of fiscal year	4,661,349 (1)	3,465,634 (1)
Cash and cash equivalents at the end of the period	6,745,780 (1)	3,745,149 (1)

Net increase in cash and cash equivalents	2,084,431	279,515

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	63,544	1,250,511
- Loans	1,914,978	518,925

to financial sector	(89,387)	(222,857)
to non-financial public sector	197,900	58,443
to non-financial private sector and residents abroad	1,806,465	683,339
- Other receivables from financial transactions	(42,600)	(26,719)
- Assets subject to financial leasing	73,535	(39,970)
- Deposits	1,058,348	(879,909)

to financial sector	(7,858)	(17,243)
to non-financial public sector	865,139	(11,446)
to non-financial private sector and residents abroad	201,067	(851,220)
- Other liabilities from financial transactions	(36,784)	19,597

Financing from financial or interfinancial sector (calls received)	2,710	3,475
Others (except liabilities included in Financing Activities)	(39,494)	16,122
Collections related to service charge income	567,840	568,611
Payments related to service charge expense	(136,016)	(105,525)
Administrative expenses paid	(812,821)	(675,097)
Organizational and development expenses paid	(667)	(6,636)
Net collections from punitive interest	1,585	772
Differences from judicial resolutions paid	(25,551)	(23,288)
Collections of dividends from other companies	416	14
Other collections / (payments) related to other income and expenses	57,180	(28,610)

Net cash flows provided by operating activities	2,682,987	572,676

Investment activities

Net payments from premises and equipment	(47,739)	(38,688)
Net (payments) / collections from other assets	(1,662)	9,087
Other payments from investment activities	(278,659)	(155,772)

Net cash flows used in investment activities	(328,060)	(185,373)

Financing activities

Net collections/ (payments) from:
- ArgentineCentral Bank	(456)	68

Other	(456)	68
- Banks and international agencies	(280,392)	(202,231)
- Financing received from local financial institutions	(10,346)	19,323
Cash dividends	--,--	(164,000)
Other collections from financing activities	20,678	230,967

Net cash flows used in financing activities	(270,516)	(115,873)

Financial results and results from holdings of cash and cash equivalents (including interest)	20	8,085

Net increase in cash and cash equivalents	2,084,431	279,515

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2009, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW

AS OF JUNE 30, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of June 30, 2009 and at the end of previous year and the statements of income and cash and cash equivalents flow for the six month periods ended June 30, 2009 and 2008, as per the following detail:

-	As of June 30, 2009:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the six month periods ended June 30, 2009 and 2008.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the fiscal year ended June 30, 2009 and 2008. In addition, are consolidated with the financial statements of Consolidar Cía. de Seguros de Vida S.A. as of June 30, 2008, for the fiscal year ended that date.

-	As of December 31, 2008:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2008.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month period ended December 31, 2008.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six month period ended on June 30, 2009 and 2008. In addition, the results and cash and cash equivalents flow of Consolidar Cía. de Seguros de Vida S.A. have been adjusted for purposes of comparison of the fiscal year of such company on the basis of a six month period ended on June 30, 2008.

Interests in subsidiaries as of June 30, 2009 and at the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		06-30-2009	12-31-2008	06-30-2009	12-31-2008	06-30-2009	12-31-2008
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	--,--	7,383,921	--,--	65.9600	--,--	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	32,274,350	25,033,832	66.2101	66.6666	66.2101	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities and stockholders’ equity balances in accordance with the criteria defined in note 2 below, as of June 30, 2009 and the end of the previous fiscal year and net income balances as of June 30, 2009 and 2008, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06-30-2009	12-31-2008	06-30-2009	12-31-2008	06-30-2009	12-31-2008	06-30-2009	06-30-2008
Francés Valores Soc. de Bolsa S.A.	12,676	13,045	5,268	2,551	7,408	10,494	(1,808)	382
Atuel Fideicomisos S.A. and its subsidiary	35,570	33,165	2,794	2,319	32,776	30,846	1,931	1,961
Consolidar A.F.J.P. S.A.	270,312	285,011	37,631	47,690	232,681	237,321	(4,640)	(6,804)
Consolidar Cía. de Seguros de Vida S.A.	--,--	222,852	--,--	19,792	--,--	203,060	--,--	2,576
Consolidar Cía. de Seguros de Retiro S.A.	3,039,149	2,650,033	2,684,536	2,545,082	354,613	104,951	46,604	21,965
PSA Finance Argentina Cía Financiera S.A.	424,214	453,046	337,189	384,891	87,025	68,155	18,870	614

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•

Consolidar A.F.J.P. S.A. and Consolidar Cía. de Seguros de Retiro S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 702,830 and 1,034,959 as of June 30, 2009 and the end of the previous fiscal year, respectively, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance (S.S.N.). On January 28, 2009, Consolidar Cía. de Seguros de Retiro S.A. exercised its exchange option in connection with its holdings of eligible secured loans whose book values as of December 31, 2008 were 395,625, and requested, in exchange for them, a promissory note by the Argentine Government denominated in Pesos and accruing interest rate as per the private Badlar rate + 275 basis points maturing in 2014. These notes are valued as per the regulations of the S.S.N.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

•

Consolidar Cía. de Seguros de Retiro S.A. as of June 30, 2009 and the end of the previous fiscal year and Consolidar Cía. de Seguros de Vida S.A. as of the end of the previous fiscal year: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of June 30, 2009 and the end of the previous fiscal year amounted to 5,446 (income) and 7,011 (loss), respectively.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the S.S.N.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 9,568 and 13,084 at June 30, 2009 and the end of the previous fiscal year, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

2.3.	The commissions paid by PSA Finance Argentina Cía Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 4,874 and 5,720 as of June 30, 2009 and the end of the previous fiscal year, respectively.

2.4.	Upon booking the effects of the interest rate swaps as of June 30, 2009 and the end of the previous fiscal year, Consolidar Cía de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 1,450 and 3,950 as of June 30, 2009 and the end of the previous fiscal year, respectively.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Reforms introduced by Law No. 26,222:

Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

i)	the possibility for the affiliates of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

ii)	as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

iii)	men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 pesos shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system;

iv)	the restriction of the commission charged by the pension fund managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%;

v)	increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 pesos to 6,000 pesos concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 pesos for salaries accrued as from September 1, 2007. Afterwards, on February 19, 2008, Decree No. 279/2008 issued by the Argentine Executive Branch increased such maximum to 7,256 pesos for the personal contributions paid by workers in a labor relationship as from June 1, 2008 and to 7,800 pesos for the personal contributions paid by the self-employed as from July 1, 2008;

vi)	the establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime, and

vii)	to apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

The reform in the legislation above mentioned has had an impact on the operations of Consolidar Seguros de Vida S.A. given that starting on January 1, 2008, the issuance of new social-security related life insurance policies has ceased. Starting on that date and until the assignment of the portfolio described in the next paragraph, the above Company continued to manage the social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies. Consequently, the Bank’s Board of Directors decided to commence with a merger process as described in note 3.c).

In addition, Consolidar Compañía de Seguros de Vida S.A. and BBVA Consolidar Seguros S.A. executed an agreement under which BBVA Consolidar Seguros S.A. acquired, as from September 1, 2008, the total policies portfolio of social-security related life insurance, group life insurance and the management aspects concerning the portfolio of mandatory life insurance from Consolidar Compañía de Seguros de Vida S.A. This portfolio assignment was approved by the S.S.N. on October 10, 2008.

b)	Argentine Unified Social Security System:

Enacted on December 4, 2008, Law No. 26,425 suppressed the capitalization regime that was a part of the Unified Social Security System, which part is proposed to be absorbed and then replaced by a single State-run pay-as-you-go system that is known as Argentine Unified Social Security System (SIPA as per the acronym in Spanish).

The following are the main aspects arising from the above Law and from the regulations issued subsequent to its enactment:

i)	the ordinary pension benefits, disability benefits and death benefits previously calculated and paid by Pension Fund Managers (AFJP) have been taken over by the National Administration of Social Security (ANSES) starting with the accrued benefits corresponding to the month of December 2008;

ii)	the resources held in the individual capitalization accounts of the members and beneficiaries of the capitalization regime of the former Integrated Retirement and Pension System are to be transferred to the Public Social-Security Regime Sustainability Guarantee Fund in exactly the same assets in which they had been invested, with ANSES becoming the sole and only holder of such assets and rights; and

iii)	those who are currently holders of individual capitalization accounts will be able to transfer the deposits held in such accounts that they have voluntarily made as well as those amounts that are mandatorily deposited therein to ANSES or to a Pension Fund Manager, with the latter being under a duty to reconvert through a change in their corporate purposes to continue to operate. Any compensations that should be payable to pension fund managers for discontinuing their operations may not exceed the maximum value equivalent to their capital stock, for which purpose the Argentine National State shall deliver to the shareholders in such entities, if applicable, Argentine Government Bonds subject to the lapse of a minimum term before these securities can be disposed of.

iv)	The contributions corresponding to the salaries paid to workers who were members of the individual capitalization regime have been referred to ANSES as from December 1, 2008 and

v)	The requests for social security benefits as well as any claim or other request (either new or pending resolution) made by persons who were members of a Pension Fund Manager are now managed by ANSES.

The circumstances described have a significant impact on the operations of Consolidar AFJP S.A. as it needs now to change its corporate purpose if it wishes to continue operating. The Board of Consolidar AFJP S.A. is currently analyzing the various alternatives for the Company to continue operating within the most adequate framework and as of the date hereof it has implemented the actions it deemed necessary to re-adjust its structure to the Company’s new situation and it has disclosed the relevant effects in its financial statements as of December 31, 2008 which have been prepared on the assumption that the Company has the financial capability to maintain its assets and generate future income after its re-conversion. In addition, the Company’s Board is of the opinion that at this juncture, the best alternative is to maintain in its portfolio and until maturity the investments in Government securities issued by the Argentine Government.

Consolidar A.F.J.P. S.A. managed a pension and retirement fund that as of December 31, 2007 amounted to 17,268 million. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA), on December 9, 2008 Consolidar A.F.J.P. S.A. transferred such fund to ANSES for an amount of approximately $ 14,000 million.

On the other hand, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which as of the date hereof stood for 87% of the premiums issued as of June 30, 2009. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

c)	Merger between Consolidar Compañía de Seguro de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A.:

On September 23, 2008, the Board of Directors of Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A. approved and signed off the Preliminary Merging Agreement, taking the special financial statements for merging purposes as of June 30, 2008 as a basis. Pursuant to this Agreement, the companies decided to merge their respective equities through a transfer in favor of Consolidar Compañía de Seguros de Retiro S.A. of the total assets, liabilities, assets requiring registration, rights and duties held by Consolidar Compañía de Seguros de Vida S.A. This decision was made after a thorough evaluation of the benefits that the merger would entail for both companies.

On October 17, 2008, the General Ordinary and Extraordinary Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. resolved to authorize the execution of the Final Merger Agreement, and, starting on the date of the merger and once the merging process is approved by the Supervisory Board of Companies (I.G.J., as per acronym in Spanish) and the S.S.N., both companies shall be unified for operational and administrative purposes. On January 29, 2009, the S.S.N. authorized the merger, which was approved by the I.G.J. on April 6, 2009.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank has started to receive deposits and therefore, it will participate in the Deposit Guarantee Fund created by Law No. 24,485.

6.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-2009	12-31-2008
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	107,289	109,429
Consolidar Cía. de Seguros de Vida S.A.	--,--	69,122
Consolidar Cía. de Seguros de Retiro S.A.	119,823	34,980
Francés Valores Sociedad de Bolsa S.A.	373	528
Atuel Fideicomisos S.A.	1	1
PSA Finance Argentina Cía Financiera S.A.	43,515	34,079

Total	271,001	248,139

7.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,000. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

8.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-2009	12-31-2008	06-30-2008	12-31-2007
a) Cash and due from banks	6,071,288	4,243,080	3,252,067	3,169,314

b) Government securities held for trading or financial transactions	590,992	272,769	349,582	170,320

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period / fiscal year	83,500	145,500	143,500	126,000

CASH AND CASH EQUIVALENTS	6,745,780	4,661,349	3,745,149	3,465,634

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of the period or fiscal year.

9.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	06-30-2009	12-31-2008
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Discount Bonds in pesos	356,673	345,449
Federal Government Bonds LIBOR 2014	103,207	40,961
Federal Government Bonds in Pesos 10.5 % due in 2012	25,412	24,597
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	30,101	28,809
Discount Bonds in US dollar	95,662	56,768
Federal Government Bonds due in 2015	51,601	27,939
BCRA Notes (NOBAC)	368,754	371,274
Federal Government Bocon PRE9	35,870	38,285
Federal Government Bocon PRO12	14,187	14,819
Other	7,366	6,633

Total	1,088,833	955,534

Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	5,542	16,627
Federal Government Bonds LIBOR 2013	1,491	4,805
Buenos Aires City Bond	1,808	3,043
Discount Bonds in pesos (1)	404,317	18,527
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	6.876	--,--
Cuasipar Bonds in pesos	3,881	5,433
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	16,621	--,--
Federal Government Bocon PRE9	6,712	4,421
Bonds issued by the Republic of Austria	--,--	20,924
Treasury Notes	64,741	163,257
Treasury Bills	62,942	--,--
Guaranteed Bonds issued by the Government of San Juan at 13.25%	--,--	15,416
Federal Government Bonds in US dollar 7% due in 2011	10,203	6,029
Other	5,858	14,287

Total	590,992	272,769

(1) At June 30, 2009 this includes 386,496 from repo transactions

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)

Bonar VII	--,--	334,688

Total	--,--	334,688

Holdings available for sale

Secured Bonds due in 2018	42,559	26,456
Federal Government Bocon PRO 12	103,995	65,213
BCRA Bills (LEBAC)	124,774	--,--
BCRA Notes (NOBAC)	132,186	485,833

Total	403,514	577,502

	06-30-2009	12-31-2008
Unlisted government securities

Secured Bonds due in 2020	1,096,512	987,550
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	13,735	14,881
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	927,113	--,--
Other	2,560	2,402

Total	2,039,920	1,004,833

Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,484,289	1,267,667
BCRA Notes (NOBAC)	946,939	1,409,020

Total	2,431,228	2,676,687

Investments in listed private securities

Corporate Bonds Telefónica de Argentina S.A.	2,456	2,428
Corporate Bonds Camuzzi Gas Pampeana	--,--	5,114
Corporate Bonds Grupo Concesionario del Oeste	7,407	7,893
Corporate Bonds Tarjeta Cuyana	3,706	4,009
Corporate Bonds Gas Natural Ban	10,646	10,717
Corporate Bonds Banco Macro	2,295	2,171
Corporate Bonds Petrobrás Energía S.A.	5,353	5,004
Fideicomiso de Gas	16,079	17,357
Tarjeta Naranja Trust	4,033	8,045
Radar Financial Trust	--,--	39,250
Galtrust 1 Financial Trust	3,990	3,990
MBT Serie 1 Clase A Financial Trust	10,424	--,--
FBA Bonos Argentinos FCI	1,923	3,950
FBA Renta Pesos	16,226	42,608
Other	4,926	11,858

Total	89,464	164,394

Allowances	(964,587)	(752,747)

Total	5,679,364	5,233,660

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,645,027	1,381,330
Fixed-rate financial loans	695,025	669,047
Other	241,673	323,099

Total	2,581,725	2,373,476

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	33,486	31,726
In non-controlled companies-supplementary activities	24,968	26,171
Other – unlisted	51	47

Total	58,505	57,944

	06-30-2009	12-31-2008
d) OTHER RECEIVABLES – Other

Prepayments	42,026	33,381
Guarantee deposits	52,592	33,936
Miscellaneous receivables	109,204	95,197
Tax prepayments	417,591	246,457
Other	37,171	23,217

Total	658,584	432,188

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	1,438

Total	450	1,438

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Correspondents – our account	--,--	11,909
Collections and other operations for the account of third parties	356,021	392,840
Other withholdings and collections at source	142,894	115,131
Accounts payable for consumption	195,878	201,343
Money orders payable	77,169	125,811
Loans received from Argentine Technological Fund (FONTAR)	37,435	39,951
Loans received from Interamerican Development Bank (BID)	36,722	48,520
Pending Banelco debit transactions	12,049	23,807
Other	104,800	101,192

Total	962,968	1,060,504

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	118,214	199,772
Accrued taxes	199,132	113,509
Miscellaneous payables	92,943	110,609
Other	2,599	5,130

Total	412,888	429,020

h) OTHER SUBSIDIARIES’ LIABILITIES

Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	180,430	140,119
Insurance companies, mathematical reserve	2,275,496	2,232,779
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(9,568)	(13,084)
Other related to insurance business	50,460	50,297

Total	2,496,818	2,410,111

	06-30-2009	12-31-2008
i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	8,965,231	8,015,275
Collections items	542,305	660,981
Checks drawn on the Bank pending clearing	233,474	213,423
Checks not yet credited	859,693	832,783
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	19,592,743	16,151,027
Other	88,439	76,901

Total	30,281,885	25,950,390

	06-30-2009	06-30-2008
j) SERVICE CHARGE INCOME – Other

Rental of safe-deposit boxes	16,582	11,155
Commissions for capital market transactions	4,340	5,047
Commissions for salary payment	3,637	2,985
Commissions for trust management	1,062	1,055
Commissions for hiring of insurances	57,022	37,441
Commissions for transportations of values	6,263	4,516
Commissions for loans and guarantees	6,645	15,316
Other	22,765	21,015

Total	118,316	98,530

k) SERVICE CHARGE EXPENSE – Other

Turn-over tax	31,352	21,604
Other	13,588	7,280

Total	44,940	28,884

l) OTHER INCOME – Other

Premiums – Insurance companies	11,526	195,295
Related parties expenses recovery	3,569	2,530
Deferred income tax (1)	220,648	87,650
Others	17,414	18,135

Total	253,157	303,610

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	06-30-2009	06-30-2008
m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	86,344	193,197
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	81,521	71,231
Tax on bank credits and debits	--,--	20,162
Insurance premiums for disability and death	--,--	43,565
Claims paid – Insurance companies	447	30,486
Other	51,810	4,002

Total	220,122	362,643

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTEES RECEIVED

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish-See note 17)

-Stated in thousands of pesos-

	06-30-2009	12-31-2008
COMMERCIAL PORTFOLIO

Normal performance	7,932,822	8,671,966

Preferred collaterals and counter guaranty “A”	79,002	83,514
Other collaterals and counter guaranty “B”	95,044	118,765
Without senior security or counter guaranty	7,758,776	8,469,687

With special follow-up	16,922	9,887

Without senior security or counter guaranty	16,922	9,887

With problems	--,--	1,173

Without senior security or counter guaranty	--,--	1,173

With high risk of uncollectibility	29,053	31,717

Other collaterals and counter guaranty “B”	1,650	1,763
Without senior security or counter guaranty	27,403	29,954

Uncollectible	7,101	3,231

Other collaterals and counter guaranty “B”	1,445	--,--
Without senior security or counter guaranty	5,656	3,231

Total	7,985,898	8,717,974

EXHIBIT 1
(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTEES RECEIVED

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish-See note 17)

-Stated in thousands of pesos-

	06-30-2009	12-31-2008
CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,706,499	4,914,531

Preferred collaterals and counter guaranty “A”	7,234	8,038
Other collaterals and counter guaranty “B”	1,177,138	1,192,878
Without senior security or counter guaranty	3,522,127	3,713,615

Low risk	59,040	57,229

Other collaterals and counter guaranty “B”	15,760	16,889
Without senior security or counter guaranty	43,280	40,340

Medium risk	45,963	36,085

Other collaterals and counter guaranty “B”	4,881	5,277
Without senior security or counter guaranty	41,082	30,808

High risk	59,392	38,437

Other collaterals and counter guaranty “B”	7,497	2,083
Without senior security or counter guaranty	51,895	36,354

Uncollectible	2,943	3,103

Other collaterals and counter guaranty “B”	1,818	1,145
Without senior security or counter guaranty	1,125	1,958

Uncollectible, classified as such under regulatory requirements	328	729

Other collaterals and counter guaranty “B”	86	140
Without senior security or counter guaranty	242	589

Total	4,874,165	5,050,114

General Total (1)	12,860,063	13,768,088

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Memorandum accounts – Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of June 30, 2009 and the statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 17 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of June 30, 2009 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheets and supplemental information for the year ended December 31, 2008.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (both the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the six-month period ended June 30, 2008.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (“B.C.R.A.”). These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of June 30, 2009, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the six-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2008 and those for the six-month period ended June 30, 2008, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors’ Report on the financial statements for the year ended December 31, 2008 was issued on February 11, 2009 and was qualified due to certain departures from professional accounting standards currently in force in the Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors’ Limited Review Report on the financial statements for the six-month period ended June 30, 2008 on we have issued our limited review report on August 8, 2008, including an observation originated in certain departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 17 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, August 10, 2009.

PABLO F. TONINA
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: August 20, 2009	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer